Mail Stop 3-8

      March 9, 2005




By Facsimile and U.S. Mail

Mr. Steve Odland
Chairman and Chief Executive Officer
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee  38103

      Re:    Form 10-K for the year ended August 28, 2004
                Form 10-Q for the quarter ended November 20, 2004
                File No.  1-10714

Dear Mr. Odland:

      We have completed a review of your February 17, 2005 response to our prior comment letter. Our review resulted in the following accounting comments. All page references are keyed to the filings you submitted in electronic form on EDGAR.

FORM 10-K FOR THE YEAR ENDED AUGUST 28, 2004

Exhibit 13.1

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 4

Liquidity and Capital Resources

Financial Commitments, page 9

1. Your response to our prior comment 2 relating to purchase obligations states that you do not generally enter into unconditional purchase obligations. Please explain to us what you mean by "unconditional purchase obligations," and tell us if you enter into any agreements to purchase goods that are enforceable and legally binding that generally specify the terms and the minimum quantities to be purchased. Refer to Item 303(a)(5)(ii)(D) of Regulation S-K.

2. Your response to our prior comment 3 states that you excluded from the table contractual obligations that will require future cash payments of nearly $100 million because you did not have firm scheduled maturity dates. In future filings, disclose in a footnote to the table the nature and the amounts excluded and the reasons why.
See Item 303(a)(5)(i) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A - Significant Accounting Policies, Pages 19-22

Property and Equipment, page 20

3. We have read your response to our prior comment 7 relating to the lease term you use to determine the depreciation period of leasehold improvements. In future filings, please revise your disclosures to clarify how you define "remaining lease term" for these assets as defined by paragraphs 5(f) of SFAS 13 and the reason why. In this regard, please advise and revise future filings to indicate, if so, that the first renewal option included in the lease term is reasonably assured.

4. You disclose in Form 8-K filed on March 2, 2005 that you expect to record in the second quarter of fiscal 2005 a one-time charge estimated after-tax amount not to exceed $25 million relating to the cumulative non-cash adjustment for changes to your accounting for leasehold improvements. Supplementally please advise us how you have calculated this adjustment including the components of the adjustment. Further, please clarify for us the reason why the impact is only $1 million, after-tax, for fiscal 2005.

Revenue Recognition, page 20

5. We have read your response to our prior comment 8 regarding an expansion of your disclosures relating to the POS arrangements with certain vendors. You state that sales relating to these type arrangements in fiscal 2004 approximated 3% of total sales, or $169.1 million, and that reporting such information in future filings would require system and process changes. It is our understanding that you had these type arrangements with only a very few vendors as of the end of fiscal 2004, but that during fiscal 2005 you have continued to substantially expand the number of vendors being converted to POS arrangements. We continue to believe that your future disclosures should include the amount of sales included in the income statement relating to these types of POS arrangements for all periods presented. Also discuss in MD&A the impact you anticipate these arrangements will have on your liquidity and financial condition in future periods based on your current plans.

6. Please explain to us in more detail the conversion process with your vendors including the percentage of vendors converted to date.
Please also tell us the amount of related product sales through February 12, 2005, and the amount of sales you estimate for fiscal 2005 based on your current plans of converting suppliers in the future.

7. Please explain to us how vendors finance their purchase of products from you as they are converted to a POS arrangement and the accounting entries you record when you sell existing inventory back to a supplier, including those sales where you finance the sale. Tell us the terms of the financing arrangements with you and if you have recourse. Tell us when the liability from the supplier for the transition inventory is triggered, that is, at the time of your conversion agreement or at the time of your sale to the consumer.

8. Explain to us who has risk of loss for the merchandise held by you under these POS arrangements and why. Tell us the dollar amount of your inventory suppliers have repurchased from you during fiscal 2005, and if you are obligated to sell all of the merchandise held by you under these arrangements.

9. Supplementally please show us what your revised disclosures relating to these POS arrangements will look like in future filings.
We may have further comment upon review of your response.

Note C - Accrued Expenses, Page 34

10. We have read your response to our prior comment 13 relating to your reversal of all warranty liabilities on certain vendor products resulting in credits to earnings of $42 million during fiscal 2004.
Where vendors have not assumed all warranty obligations, we note you net vendor allowances against warranty liabilities. Please tell us the amount of warranty liabilities you estimated as of August 28, 2004 prior to the reduction for vendor allowances. Also, for each period presented, please disclose the amount of allowances in excess of warranty liabilities reclassed to inventory. Please provide us with support and your basis in GAAP for netting vendor allowances against warranty liabilities that you are responsible for providing customers. Please address the requirements of FIN 39 in your response.

General

		Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter.
Your
supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-
T.
If you have any questions regarding our comments, please direct them to Milwood Hobbs at (202) 942-2846 or Donna Di Silvio at (202)
942-
1852 or, in their absence, to the undersigned at (202) 942-2823.
Any
other questions regarding disclosure issues maybe directed to H.
Christopher Owings at (202) 942-1900.

							Sincerely,



							Michael Moran
							Accounting Branch Chief

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Mr. Steve Odland
AutoZone, Inc.
March 9, 2005
Page 1